FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F       ☒       Form 40-F       ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐       No       ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

NONE OF THE RIGHTS, THE NEW SHARES, THE CONVERTIBLE EQUITY NOTES AND THE NEW SHARES TO BE ISSUED UPON CONVERSION OF THE CONVERTIBLE EQUITY NOTES HAVE BEEN OR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.

National Bank of Greece S.A.

Commencement of rights trading and subscription period for  New Shares and Convertible Notes

In accordance with the press release that the Athens Exchange (“ATHEX”) issued on 16 September 2010 and the press release that National Bank of Greece S.A (the “Bank”) issued on 17 September 2010, commencement of rights trading occurred today, 27 September 2010, with respect to the following:

(a)                                  607,041,577 rights in respect of the 607,041,577 ordinary shares of the Bank currently outstanding in connection with the offering of 121,408,315 new ordinary shares (the “New Shares”) to be issued by the Bank pursuant to its share capital increase of a nominal amount of €607,041,575, as approved by its Board of Directors on 10 September 2010; and

(b)                                 607,041,577 rights in respect of the 607,041,577 ordinary shares of the Bank currently outstanding in connection with the offering of 227,640,590 convertible equity notes (the “Convertible Notes”) to be issued by the Bank and convertible into up to 227,640,590 new ordinary shares in the Bank, as approved by its Board of Directors on 10 September 2010.

Holders of the Bank’s existing ordinary shares as at 23 September 2010 (the “Record Date”) have received:

(1)                                  one right for each existing ordinary share they hold on the Record Date in connection with the offering of New Shares. Each holder of rights will be entitled to subscribe for 1 New Share for every 5 rights held at the subscription price of €5.20 per New Share; and

(2)                                  one right for each existing ordinary share they hold on the Record Date in connection with the offer of Convertible Notes. Each holder of rights will be entitled to subscribe for 3 Convertible Notes for every 8 rights held at the issue price of €5.20 per Convertible Note.

The subscription period for New Shares and Convertible Notes commenced on 27 September 2010 and will end on 11 October 2010. The rights will trade on the ATHEX from 27 September 2010 until and including 5 October 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date:29th September, 2010
Chief Executive Officer